Exhibit 1

Index to Financial Statements

Consolidated Financial Statements as at December 31, 2017 and 2016 and for the

Years Ended December 31, 2017, 2016, and 2015

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Merus N.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Merus N.V. and subsidiary (together, the Company) as of December 31, 2017 and 2016, and the related consolidated statements of profit or loss and comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 4 to the consolidated financial statements, the Company adopted IFRS 15 Revenue from Contracts with Customers as of January 1, 2018.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Accountants N.V.

We have served as the Company’s auditor since 2009.

Amstelveen, the Netherlands

April 30, 2018, except as to Note 4 which is as of December 27, 2018

Consolidated Statement of Financial Position as at December 31, 2017

	Notes	December 31, 2017 *Restated	December 31, 2016 *Restated
		(euros in thousands)
Non-current assets
Property, plant and equipment	6	1,168	648
Intangible assets	7	312	374
Restricted cash	12	—	167
Non-current investments	9	7,060	—
Other assets		129	109

		8,669	1,298
Current assets
Financial asset	9	—	11,847
Trade and other receivables	10	4,413	2,248
Current investments	9	34,043	—
Cash and cash equivalents		149,678	56,917

		188,134	71,012

Total assets		196,803	72,310

Shareholders’ equity	14
Issued and paid-in capital		1,749	1,448
Share premium account		213,618	139,878
Accumulated loss		(158,775)	(106,905)

Total equity		56,592	34,421
Non-current liabilities
Borrowings	12	—	319
Deferred revenue	13	112,551	27,934
Current liabilities
Borrowings	12	—	167
Trade payables		2,855	2,298
Taxes and social security liabilities		243	29
Deferred revenue	13	15,935	3,492
Other liabilities and accruals	11	8,627	3,650

		27,660	9,636

Total liabilities		140,211	37,889

Total equity and liabilities		196,803	72,310

*See Note 4 for details regarding the restatement as a result of a change in accounting policy.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Profit or Loss and Comprehensive Loss

		For the year ended December 31,
	Notes	2017 *Restated	2016 *Restated	2015 *Restated
		(Euros in thousands, except per share data)
Revenue	15	21,915	2,510	1,905

		21,915	2,510	1,905
Research and development costs	16	(34,125)	(18,424)	(16,181)
Management and administration costs	16	(13,697)	(4,258)	(768)
Other expenses	16	(9,395)	(7,709)	(8,067)

Total operating expenses		(57,217)	(30,391)	(25,016)
Operating result		(35,302)	(27,881)	(23,111)
Finance income	18	1,112	88	50
Finance expenses	18	(30,335)	(19,644)	(195)

Total finance income (expenses)		(29,223)	(19,556)	(145)

Result before tax		(64,525)	(47,437)	(23,256)
Income tax expense	8	(249)	—	—

Result after taxation		(64,774)	(47,437)	(23,256)
Exchange differences from translation of foreign operations		89	8	—

Other comprehensive income		89	8	—

Total comprehensive loss for the year		(64,685)	(47,429)	(23,256)

Basic (and diluted) loss per share(1)(2)	19	(3.37)	(3.58)	(3.96)

The results and comprehensive losses for the years presented are fully attributable to the owners of the Company.

(1)	The basic (and diluted) loss per share is adjusted for the 2015 period based on the reverse share split with reference to note 14 regarding the capital reorganization.
(2)

For the periods included in these financial statements, the share options are not included in the diluted loss per share calculation as the Company was loss-making in all these periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted loss per share is equal.

*See Note 4 for details regarding the restatement as a result of a change in accounting policy.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

	Note	Common share capital	Class A Pref. share capital	Class B Pref. share capital	Class C Pref. share capital	Common share premium	Class A Pref. share premium	Class B Pref. share premium	Class C Pref. share premium	Accumulated loss	Total equity
		(euros in thousands)
Balance at January 1, 2015		30	21	231	—	1,564	1,334	34,026	—	(40,765)	(3,559)
Impact of adoption of accounting standard		—	—	—	—	—	—	—	—	671	671
Restated balance at January 1, 2015		30	21	231	—	1,564	1,334	34,026	—	(40,094)	(2,888)
Restated result after taxation for the period		—	—	—	—	—	—	—	—	(23,256)	(23,256)
Other comprehensive income		—	—	—	—	—	—	—	—	—	—

Total comprehensive loss		—	—	—	—	—	—	—	—	(23,256)	(23,256)

Transactions with owners of the Company:
Issuance of shares (net)	14	—	—	120	373	—	—	4,880	49,105	—	54,478
Equity settled shared-based payments	17	—	—	—	—	—	—	—	—	567	567

Total contributions by and distributions to owners of the Company		—	—	120	373	—	—	4,880	49,105	567	55,045

Restated balance at December 31, 2015		30	21	351	373	1,564	1,334	38,906	49,105	(62,783)	28,901

Restated balance at January 1, 2016		30	21	351	373	1,564	1,334	38,906	49,105	(62,783)	28,901
Restated result after taxation for the period		—	—	—	—	—	—	—	—	(47,437)	(47,437)
Other comprehensive income		—	—	—	—	—	—	—	—	8	8

Total comprehensive loss		—	—	—	—	—	—	—	—	(47,429)	(47,429)

Transactions with owners of the Company:
Issuance of shares (net)	14	673	—	—	—	50,478	—	—	—	—	51,151
IPO expenses		—	—	—	—	(1,509)	—	—	—	—	(1,509)
Conversion of preference shares		745	(21)	(351)	(373)	89,345	(1,334)	(38,906)	(49,105)	—	—
Equity settled shared-based payments	17	—	—	—	—	—	—	—	—	3,307	3,307
Total contributions by and distributions to owners of the Company		1,418	(21)	(351)	(373)	138,314	(1,334)	(38,906)	(49,105)	3,307	52,949

Restated balance at December 31, 2016		1,448	—	—	—	139,878	—	—	—	(106,905)	34,421

Restated balance at January 1, 2017		1,448	—	—	—	139,878	—	—	—	(106,905)	34,421
Restated result after taxation for the period		—	—	—	—	—	—	—	—	(64,774)	(64,774)
Other comprehensive loss		—	—	—	—	—	—	—	—	89	89

Total comprehensive loss		—	—	—	—	—	—	—	—	(64,685)	(64,685)
Transactions with owners of the Company:
Issuance of shares (net)	14	301	—	—	—	73,740	—	—	—	—	74,041
Equity settled shared-based payments	17	—	—	—	—	—	—	—	—	12,815	12,815

Total contributions by and distributions to owners of the Company		301	—	—	—	73,740	—	—	—	12,815	86,856

Restated balance at December 31, 2017		1,749	—	—	—	213,618	—	—	—	(158,775)	56,592

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash flows for the year ended December 31

	Note	2017 *Restated	2016 *Restated	2015 *Restated
		(euros in thousands)
Cash flows from operating activities
Result after taxation		(64,774)	(47,437)	(23,256)
Adjustments for:
Change in fair value derivative	9, 18	10,667	19,213	—
Unrealized foreign exchange results	18	15,767	365	—
Depreciation and amortization	6, 7	318	234	193
Share-based payment expenses	17	12,815	3,307	567
Net finance (income) expenses		(1,040)	(33)	145

		(26,247)	(24,351)	(22,351)
Changes in working capital:
Trade and other receivables	10	(1,837)	(1,256)	(816)
Other assets		(20)	(109)	—
Trade payables		505	(121)	10
Other liabilities and accruals	11	4,977	286	461
Deferred revenue	13	(14,933)	(14)	(151)
Tax and social security liabilities		214	(113)	11

Cash used in operating activities		(37,341)	(25,678)	(22,836)
Interest paid	18	(29)	(55)	(195)
Taxes paid	8	(43)	—	—

Net cash used in operating activities		(37,413)	(25,733)	(23,031)
Cash flows from investing activities
Purchases of investments	9	(41,830)	—	—
Acquisition of property, plant and equipment	6	(724)	(496)	(103)
Interest received	10, 18	929	88	50

Net cash used in investing activities		(41,625)	(408)	(53)
Cash flows from financing activities
Proceeds from issuing shares, net of issuance costs	14	74,738	50,547	46,478
Financing costs	18	(190)	—	—
Prepaid share issuance costs	10	—	(230)	—
Proceeds from collaboration agreement	14	111,993	—	—
Proceeds from borrowings		—	—	8,000
Repayment of borrowings	12	(486)	(167)	(166)
Changes in restricted cash		167	51	55

Net cash from financing activities		186,222	50,201	54,367
Net increase in cash and cash equivalents		107,184	24,060	31,283
Effects of exchange rate changes on cash and cash equivalents		(14,423)	6	—
Cash and cash equivalents as at January 1		56,917	32,851	1,568

Cash and cash equivalents as at December 31		149,678	56,917	32,851

Supplemental disclosure of non-cash activities:
Changes in accrued capital expenditures		52	—	—

*See Note 4 for details regarding the restatement as a result of a change in accounting policy.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

1.	General Information

Merus N.V. is a clinical-stage immuno-oncology company developing innovative bispecific antibody therapeutics, headquartered in Utrecht, the Netherlands. Merus US, Inc. is a wholly-owned subsidiary of Merus N.V. located in Boston, Massachusetts, United States. These audited consolidated financial statements as at and for the twelve-month period ended December 31, 2017 comprise Merus N.V. and Merus US, Inc. (collectively, the “Company”).

Merus N.V. was incorporated in the Netherlands, with its statutory seat in Utrecht. In connection with becoming a listed company on the Nasdaq Global Market (“Nasdaq”), on May 19, 2016, Merus N.V.’s legal structure under Dutch law was changed from a private company with limited liability (in Dutch: besloten vennootschap met beperkte aansprakelijkheid) to a public company with limited liability (in Dutch: naamloze vennootschap) and Merus N.V.’s name changed from “Merus B.V.” to “Merus N.V.” The address of the Company’s registered office is Yalelaan 62, 3584 CM Utrecht, The Netherlands.

Nature of Business

The Company expects to incur significant expenses and operating losses for the foreseeable future as its bispecific antibody candidates advance from discovery through preclinical development and into clinical trials, and it seeks regulatory approval and pursues commercialization of any approved bispecific antibody candidate.

As a result, the Company may need additional financing to support its continuing operations. Until the Company can generate significant revenue from product sales, if ever, the Company expects to finance its operations through public equity or debt financings or other sources, which may include collaborations and business development opportunities with third parties. Adequate additional financing may not be available to the Company on acceptable terms, or at all. The Company’s inability to raise capital as and when needed would have a negative impact on the financial condition and ability to pursue its business strategy. The Company will need to generate significant revenue to achieve profitability and may never do so.

Based on the Company’s current operating plan, it expects its existing cash balances, including proceeds received from the private placement offering that closed in February 2018, to last through the end of 2020. For this assessment, we have taken into consideration our existing cash and cash equivalents of €149.7 million and investments of €41.1 million at December 31, 2017, together with the $55.8 million of proceeds received from our private placement offering that closed in February 2018. (see Note 24).

2.	Basis of Preparation

These revised consolidated financial statements have been authorized for issuance on December 27, 2018. Certain amounts were reclassified in the prior years consolidated financial statements for consistency with the current year presentation. These changes in classification do not materially affect the previously reported Consolidated Statement of Financial Position, Consolidated Statement of Profit or Loss and Comprehensive Loss or Consolidated Statements of Cash Flows for any period.

Statement of Compliance

These revised consolidated financial statements (“the financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The financial statements have been prepared under the historical cost convention unless otherwise stated in the below accounting policies.

Initial Public Offering

On May 6, 2016, the general meeting of our shareholders resolved to approve and effect a capital reorganization, based on a reverse share split. The effect of the reverse share split was a 1-for-1.8 reverse share split of the outstanding common and preferred shares held by our shareholders. This reverse share split became effective on May 6, 2016. All share, per-share and related information presented in the financial statements and corresponding disclosure notes for the year ended December 31, 2015 have been retrospectively adjusted, where applicable, to reflect the impact of the reverse share split.

On May 24, 2016, the Company closed the initial public offering of 5,500,000 of its common shares and, on May 26, 2016, of an additional 639,926 of its common shares, at a price to the public of US $10 per share (the “IPO”). Net proceeds to the Company after deducting underwriting discounts and commissions and offering expenses were $53.3 million. On May 19, 2016, the Company’s common shares were listed on the Nasdaq and all of the Company’s preferred shares converted into common shares.

Follow-on Public Offerings

On June 1, 2017, the Company filed with the U.S. Securities and Exchange Commission a registration statement on Form F-3 (Registration Number 333-218432) (the “F-3 Registration Statement”), under which it registered up to $250 million of its securities and 3,200,000 shares sold to Incyte Corporation (“Incyte”). The F-3 Registration Statement became effective on June 16, 2017. On June 1, 2017, the Company also entered into a sales agreement with Cowen and Company, LLC (“Cowen”), under which the Company may issue and sell from time to time up to $50.0 million of its common shares registered under the F-3 Registration Statement through Cowen as its sales agent. Sales of common shares, if any, will be made at market prices by any method that is deemed to be an “at the market” offering. The aggregate compensation payable to Cowen as sales agent equals 3.0% of the gross sales price of the shares sold through it pursuant to the sales agreement. No sales have been made by the Company under the sales agreement.

On February 13, 2018, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the purchasers named therein (the “Investors”). Pursuant to the Purchase Agreement, the Company agreed to sell an aggregate of 3,099,997 of its common shares, nominal value €0.09 per share, to the Investors for aggregate gross proceeds of approximately $55.8 million, at a purchase price equal to $18.00 per share (the “Private Placement”). The Purchase Agreement contains customary representations and warranties from the Company and the Investors and customary closing conditions. The closing of the Private Placement occurred on February 15, 2018.

Functional and Presentation Currency

The financial statements are presented in euros, which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousands of euros, except as otherwise indicated.

Use of Estimates, Judgements and Assumptions

In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively.

The following are the critical judgments and assumptions that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the financial statements.

Capitalization of Development Costs

The criteria for capitalization of development costs have been considered by management and determined not to have been met in the twelve month period ended December 31, 2017. Therefore, all development expenditures relating to internally generated intangible assets in the twelve month period ended December 31, 2017 were expensed as incurred.

Income Taxes

The criteria for the recognition of unused tax losses are disclosed in Note 3 “Significant accounting policies”. As of December 31, 2017, deferred tax assets have not been recognized in respect of tax losses, because the Company has no history of generating taxable profits and therefore, it is not probable that sufficient taxable profit will be available against which the tax losses can be utilized. The amount of the unrecognized tax losses is disclosed in Note 8.

Deferred Revenue

Pursuant to the Company’s research, collaboration and license agreements with ONO and Incyte, the Company has received upfront non-refundable payments for certain rights granted under the respective agreements. The applicable period over which to recognize these upfront payments requires significant judgment and was impacted by the adoption of IFRS 15—Revenue from Contracts with Customers (“IFRS 15”) (See Note 3, Note 4 and Note 13).

Revenue related to ONO upfront payments is deferred and amortized based on a measure of progress in delivering research services under the contract. Revenue related to Incyte upfront payments is deferred and amortized on a straight-line basis over the estimated research term (See Note 3, Note 4 and Note 13).

Equity Settled Share-Based Payments

Share options granted to employees, consultants and directors are measured at the grant date fair value of the equity instruments granted. The grant date fair value is determined through the use of an option-pricing model considering the following variables:

(a)	the exercise price of the option;

(b)	the expected life of the option;

(c)	the current value of the underlying shares;

(d)	the expected volatility of the share price;

(e)	the dividends expected on the shares; and

(f)	the risk-free interest rate for the life of the option.

Prior to the Company’s IPO, the estimated the fair value of each share option granted was determined utilizing the Black-Scholes option-pricing model. For the Company’s share option plans subsequent to its IPO, management’s judgment was that the Hull & White option pricing model is the most appropriate method for determining the fair value of the Company’s share options considering the terms and conditions attached to the grants made and reflective of exercise behavior. Since the Company was not listed on a national securities exchange until May 19, 2016, there was no published share price information available until May 19, 2016. Consequently, the Company estimated the fair value of its shares and the expected volatility of that share value for the period up to May 19, 2016.

As the Company’s shares have not been publicly traded for a sufficient amount of time, the expected volatility was set by considering the historic share price volatility of a set of peer companies.

For pre-IPO valuations, the continuous yield on euro government bonds with a term to maturity comparable to the expected life of the options, as published by the European Central Bank, was applied. For post-IPO valuations, the continuous yield on U.S. Treasury Bills with a term to maturity comparable to the expected life of the options, as published by the U.S. Department of Treasury, was applied.

The result of the share option valuations and the related compensation expense that is recognized for the respective vesting periods during which services are received, is dependent on the model and input parameters used. Even though management considers the fair values reasonable and defensible based on the methodologies applied and the information available, others might derive a different fair value for the Company’s share options. These assumptions and estimates are further discussed in Note 14 to the financial statements.

3.	Significant Accounting Policies

The accounting policies set out below have been consistently applied to all periods presented in these financial statements.

Income and expenses are accounted for on an accrual basis. Profit is only included when realized at the statement of financial position date. Losses originating before the end of the financial year are taken into account if they have become known before preparation of the financial statements.

Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Company, consisting of Merus N.V. and its wholly owned subsidiary Merus US, Inc. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(ii) Loss of control

When the Company loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any non-controlling interests and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

(iii) Transactions eliminated on consolidation

Intra-company balances and transactions, and any unrealized income and expenses arising from intra-company transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Foreign Currency Transactions

Foreign currency transactions are translated using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the exchange rate at the reporting date are generally recognized in the statement of profit or loss and comprehensive loss as a component of finance costs.

The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•

income and expenses for each statement of profit or loss and comprehensive income or loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the exchange rates at the dates of the transactions); and

•	all resulting exchange differences are recognized in other comprehensive income.

Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses (if any). Cost includes expenditure that is directly attributable to the acquisition of the items. Depreciation of property, plant and equipment is recognized in the consolidated statement of profit and loss and comprehensive loss on a straight-line basis over estimated useful lives of generally five years, taking residual value into account. If significant parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Subsequent expenditure is capitalized only when the expenditure will increase the future economic benefit of the asset. All other expenditures are expensed in the profit or loss and comprehensive loss.

Depreciation rates are based on the following estimated economic useful lives of the tangible fixed assets concerned:

•	Plant and equipment: 5 years

•	Other fixed assets: 5 years

Intangible Assets

Intangible assets are identifiable non-monetary assets without physical substance. An asset is a resource that is controlled by the enterprise as a result of past events (for example, purchase or self-creation) and from which future economic benefits (inflows of cash or other assets) are expected.

The useful lives of intangible assets are assessed to be finite and amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. Amortization begins when the asset is available for use.

Patents

Patents acquired separately by the Company are reported at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized in the consolidated statement of profit and loss and comprehensive loss on a straight-line basis over the shorter of their estimated economic or legal lives. The estimated useful life and amortization method are reviewed at the end of each annual reporting period, with the effect of any changes in estimates being accounted for on a prospective basis.

Research and Development

The Company incurs research and development expenses related to its clinical trials and preclinical drug development programs. Development expenses are defined as expenses incurred to achieve technical and commercial feasibility. Expenditure on research activities is recognized as an expense in the period in which it is incurred.

Development is capitalized if, and only if, all of the following have been demonstrated:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	the intention to complete the intangible asset and use or sell it;

•	the ability to use or sell the intangible asset;

•	how the intangible asset will generate probable future economic benefits;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	the ability to measure reliably the expenditure.

Financial Instruments

The Company classifies non-derivative financial assets as either financial assets at fair value through profit or loss, held to maturity financial assets or loans and receivables. The Company classifies non-derivative financial liabilities into either financial liabilities at fair value through profit or loss or the other financial liabilities category.

Non-Derivative Financial Assets and Financial Liabilities

The Company initially recognizes receivables and investments at fair value on the date when they are originated. Subsequent to initial recognition, they are measured at amortized cost using the effective interest rate method. All other financial assets and financial liabilities are initially recognized on the trade date.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it neither transfers nor retains substantially all of the risks and rewards of ownership and does not retain control over the transferred asset. Any interest in such derecognized financial assets that is created or retained by the Company is recognized as a separate asset or liability.

The Company derecognizes a financial liability when its contractual obligations are settled or cancelled, or expire. Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Investments

Investments are classified as held-to-maturity and are initially measured at fair value. Subsequent to initial recognition, they are measured at amortized cost using the effective interest rate method. Investments are classified as held-to-maturity and carried at amortized cost as management has the positive intent and ability to hold them until maturity. Interest income from these securities is included in finance income.

Receivables

These assets are initially recognized at fair value plus any directly attributable transaction costs.

Derivative Financial Assets and Liabilities

Derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value with net changes in fair value presented as finance expenses (negative net changes in fair value) or finance income (positive net changes in fair value) in the consolidated statement of profit or loss and comprehensive loss. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

Non-Derivative Financial Liabilities

Non-derivative financial liabilities are initially recognized at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

Cash and Cash Equivalents

For the purpose of presentation in the statement of cash flows as well as the statement of financial position, cash and cash equivalents includes deposits held with financial institutions with original maturities of less than three months.

Treatment of equity issuance costs

Costs related to the issuance of new shares have been accounted for as follows:

•

Incremental costs that are directly attributable to issuing new shares are included as prepaid expenses and are deducted from equity on the date the Company closes its new share transactions (net of any income tax benefit). Such as, for example, the date of the closing of its IPO or the share subscription agreement with Incyte;

•

Incremental costs directly associated with a probable, successful future offering of equity instruments are also deferred and deducted from equity when the new shares are issued. During 2017, the Company expensed €0.2 million of prepaid share issuance costs related to a potential future issuance of shares under the Company’s F-3 Registration Statement when the future issuance was no longer consider probable;

•

Costs that relate to listing on Nasdaq, or other new share transaction costs that are otherwise not incremental and directly attributable to issuing new shares, are recorded as an expense in the consolidated statement of profit or loss and comprehensive loss; and

•	Costs that relate to both share issuance and listing are allocated between those functions on a rational and consistent basis.

Provisions

A provision is recognized if the following applies:

•	the company has a legal or constructive obligation, arising from a past event;

•	the amount can be estimated reliably; and

•	it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

If all or part of the payments that are necessary to settle a provision are virtually certain to be fully or partially compensated by a third party upon settlement of the provision, then the compensation amount is presented separately as an asset.

Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Impairment

Financial Assets Measured at Amortized Cost

The Company considers evidence of impairment for these assets at both an individual asset and a collective level. All individually significant assets are individually assessed for impairment. Those found not to be impaired are then collectively assessed for any impairment that has been incurred but not yet individually identified. Assets that are not individually significant are collectively assessed for impairment. Collective assessment is carried out by grouping together assets with similar risk characteristics.

In assessing collective impairment, the Company uses historical information on the timing of recoveries and the amount of loss incurred, and makes an adjustment if current economic and credit conditions are such that the actual losses are likely to be greater or lesser than suggested by historical trends.

An impairment loss is calculated as the difference between an asset’s carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in the consolidated statement of profit or loss and comprehensive income and reflected in an allowance account. When the Company considers that there are no realistic prospects of recovery of the asset, the relevant amounts are written off. If the amount of impairment loss subsequently decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, then the previously recognized impairment loss is reversed through profit or loss.

Non-Financial Assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating units (“CGU”).

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Revenue Recognition

The Company enters into collaboration agreements which are within the scope of IFRS 15, under which the Company licenses rights to certain of the Company’s product candidates and performs research and development services. The terms of these arrangements typically include payment of one or more of the following: non-refundable, upfront fees; reimbursement of research and development costs; development, regulatory, and commercial milestone payments; and royalties on net sales of licensed products.

IFRS 15 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. Under IFRS 15, the Company recognizes revenue when its customer obtains control of the goods or services, in an amount that reflects the consideration that the Company determines it expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of IFRS 15, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies the performance obligation. The Company applies the five-step model to contracts only when it is probable that it will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer. As part of the accounting for these arrangements, the Company must make significant judgments, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each performance obligation.

The Company currently generates a portion of its revenue through collaboration and license agreements with strategic collaborators for the development and commercialization of product candidates. The collaboration and license agreements are within the scope of IFRS 15.

Up-front License Payments

If the license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in the agreement, the Company recognizes revenues from non-refundable, up-front fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. If not distinct, the license is combined with other performance obligations in the contract. For licenses that are combined with other performance obligations, the Company assesses the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purpose of recognizing revenue. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Pursuant to the Company’s research and license agreements with its collaborators, the Company has received upfront license payments relating to the integrated packages of deliverables under the contracts. Each contract contains either one single performance obligation or multiple performance obligations that the up-front consideration was allocated to. These upfront license payments are initially recorded in deferred revenue on the consolidated statements of financial position and are recognized as revenue on either: (i) a straight-line basis over the period of the related performance obligation or the contractual term of the arrangement; or (ii) based on another appropriate depiction of the Company’s performance over the period of the related performance obligation or the contractual term, such as costs incurred relating to full-time equivalent research employees. The applicable period over which to recognize the upfront payment is a significant judgment, which is re-assessed at each reporting date.

Collaboration Income

Collaboration income, which is typically related to reimbursements from collaborators for the Company’s performance of research and development services under the respective agreements, is recognized on the basis of labor hours valued at a contractually agreed rate. Collaboration income includes reimbursements for related out-of-pocket expenses. Cost reimbursements to which the Company is entitled under agreements are recognized as revenue in the same period as the cost for which they are intended to compensate. The Company acts as the principal and therefore records these reimbursements as collaboration income.

In determining the appropriate amount of revenue to be recognized as the Company fulfills its obligations under the agreements, the Company performs the five steps listed above. As part of the accounting for the arrangement, the Company must develop assumptions that require judgment to determine the stand-alone selling price for each performance obligation identified in the contract. The Company uses key assumptions to determine the stand-alone selling price, which may include market conditions, reimbursement rates for personnel costs, development timelines and probabilities of regulatory success.

The Company capitalizes the incremental costs of obtaining a contract with a customer if it expects to recover those costs. Such incremental costs would not have been incurred if the contract with a customer had not been obtained. To date, the Company has not capitalized any incremental costs for obtaining a contract.

The Company’s contracts often include development and regulatory milestone payments which are assessed under the most likely amount method and constrained if it is probable that a significant revenue reversal would occur. Milestone payments that are not within the Company’s control or the licensee’s control, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. At each reporting date, the Company re-evaluates the probability of achievement of development milestones and any related constraint, and if necessary, adjusts the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect collaboration revenues in the period of adjustment.

For agreements that include sales-based royalties, including milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, the Company has not recognized any consideration related to sales-based royalty revenue resulting from any of the Company’s collaboration agreements.

Government Grants

The Company receives certain government and regional grants, which support its research efforts in defined projects, and include contributions towards the cost of research and development. When there is reasonable assurance that the Company will comply with the conditions attached to a received grant, and when there is reasonable assurance that the grant will be received, government grants are recognized as revenue on a gross basis in the consolidated statement of profit or loss and comprehensive loss on a systematic basis over the periods in which the Company recognizes expenses for the related costs for which the grants are intended to compensate. In the case of grants related to assets, the received grant will be deducted from the carrying amount of the asset.

Research and development expenses

Research and development expenses represent costs which primarily include (i.) payroll and related costs (including share-based payment expenses) associated with research and development personnel, (ii.) costs related to clinical trials and preclinical testing of the Company’s technologies under development, (iii.) costs to develop product candidates, including raw materials and supplies, product testing, depreciation, and facility related expenses, (iv.) expenses for research services provided by universities and contract laboratories, and (v.) other research and development expenses. Research and development expenses are recognized in the consolidated statement of profit or loss and comprehensive loss as incurred when these expenditures relate to the Company’s research and development services and have no alternative future uses.

The Company has entered into various research and development contracts with research institutions and other companies. These agreements are generally cancelable. The Company records accruals for estimated ongoing research costs. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the studies, including the phase or completion of events, invoices received and contracted costs. Significant judgments and estimates may be made in determining the accrued balances at the end of any reporting period. Actual results could differ from the Company’s estimates. The Company’s historical accrual estimates have not been materially different from the actual costs.

WBSO

The WBSO (afdrachtvermindering speur- en ontwikkelingswerk) is a Dutch fiscal facility that provides subsidies to companies, knowledge centers and self-employed people who perform research and development activities (as defined in the WBSO Act). Under this Act, a contribution is paid towards the labor costs of employees directly involved in research and development and other related expenditures. The contribution is in the form of a reduction of payroll taxes. Subsidies relating to labor costs are deferred and recognized in the consolidated statement of profit or loss and comprehensive loss as negative labor costs over the period necessary to match them with the labor costs that they are intended to compensate (see Note 17).

Employee Benefits

Short-term Employee Benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Share-Based Payment Transactions

The grant-date fair value of equity-settled share-based payment awards granted to employees including grants of employee options, restricted share units, and modifications to existing instruments, is recognized as an expense, net of an estimated forfeiture rate, with a corresponding increase in equity (accumulated loss), over the vesting period of the awards. Forfeitures of employee options are recognized as they occur. Service conditions and non-market related conditions are not taken into account in determining the fair value. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. For any share-based payment awards with market conditions or non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Post-Employment Benefit Plans

The Company contributes to a post-employment benefit plan that entitles directors, executive officers and other staff members to retire at the age of 67 and receive annual payments based upon the average salary earned during the service period. The Company has insured the liabilities from the post-employment benefit plan with an insurance company and has no other obligation than to pay the annual insurance premiums to the insurance company. The annual pension payments are conditional; the Company will have no further obligation (legal or constructive) to pay further amounts if the insurance fund has insufficient assets to pay all employee benefits relating to current and prior service. Based on its characteristics the Company’s post-employment benefit plan is classified as a defined contribution plan.

Obligations for contributions to defined contribution plans are expensed as the related service is provided. Prepaid contributions are recognized as an asset.

Leases

Determining whether an Arrangement Contains a Lease

At inception of an arrangement, the Company determines whether such an arrangement is or contains a lease.

At inception or on reassessment of the arrangement, the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Company concludes for a finance lease that it is impracticable to separate the payments reliably, then an asset and a liability are recognized at an amount equal to the fair value of the underlying asset. Subsequently the liability is reduced as payments are made and an imputed finance cost on the liability is recognized using the Company’s incremental borrowing rate.

Leased Assets

Assets held by the Company under leases that transfer to the Company substantially all of the risks and rewards of ownership are classified as finance leases. The leased assets are measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset.

Assets held under other leases are classified as operating leases and are not recognized in the Company’s statement of financial position.

Lease Payments

Payments made under operating leases are recognized in the consolidated statement of profit or loss and comprehensive loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Finance Income and Finance Expenses

The Company’s finance income and finance expenses include:

•	interest and related income;

•	interest expense and changes in fair value of the forward contract (derivative);

•	financing costs; and

•	the foreign currency gain or loss on financial assets and financial liabilities.

Interest income or expense is recognized using the effective interest method.

Income Tax

Income tax expense comprises current and deferred tax. It is recognized in the statement of profit or loss and comprehensive loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income. Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable or receivable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends. Current tax assets and liabilities are offset only if certain criteria are met.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•

temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that the group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

•	taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be utilized.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if certain criteria are met.

4.	Recently Issued International Financial Reporting Standards

Standards implemented since December 31, 2017

Revenue from Contracts with Customers—IFRS 15

In May 2014, the IASB issued IFRS 15, which supersedes existing revenue recognition guidance. Prior to the adoption of IFRS 15, revenue was recognized to the extent that it was probable that the economic benefits would flow to the Company and the revenue could be reliably measured. The new standard requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. To achieve that core principle, an entity must identify the contract(s) with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the entity satisfies the performance obligation. IFRS 15 is effective for annual and interim reporting periods beginning on or after January 1, 2018 and should be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this update recognized at the date of initial application. As such, the Company has restated the relevant financial statement line items in these financial statements for the adoption of IFRS 15.

The adoption of IFRS 15 impacts the amortization of the Company’s up-front license payments. The Company previously recognized revenue from up-front license payments on a straight-line basis over the contractual term or the period of continuing involvement which was previously estimated to be 21 years for the collaboration and license agreement the Company entered into with Incyte Corporation (“Incyte”) on December 20, 2016 (the “Incyte collaboration and license agreement”), and 4.5 years for the research and license agreement the Company entered into with ONO Pharmaceutical Co., Ltd. (“ONO”) on April 8, 2014 (the “ONO research and license agreement”). In applying IFRS 15, the Company has evaluated the distinct performance obligations in each agreement. Specifically, for Incyte, the total period for which the Company expects to provide access to its proprietary technology is currently estimated to be nine years, which is the research term initially agreed to in the Incyte collaboration and license agreement.

While adopting IFRS 15 the Company elected to apply the practical expedient to not apply this guidance to contracts that were completed before the beginning of the earliest period presented, or January 1, 2015, and the practical expedients for contract modifications. Under the practical expedient, the Company excluded certain option and exclusivity agreements that expired in 2014. As a result of the adoption of IFRS 15, prior year financial statements have been revised to reflect the impact of the retrospective effects of the adoption of IFRS 15 which also impacted the following notes: Note 2 - Basis of Preparation, Note 3 - Significant Accounting Policies, Note 8 - Taxation, Note 13 - Deferred Revenue, Note 15 - Revenue and Note 19 - Loss per share.

Condensed Consolidated Statement of Profit or Loss and Comprehensive Loss

	12 months ended December 31, 2017 (As originally presented)	IFRS 15 Adoption	12 months ended December 31, 2017 Restated
	(euros in thousands)
Revenue	13,600	8,315	21,915
Operating result	(43,617)	8,315	(35,302)
Total comprehensive loss for the period	(73,000)	8,315	(64,685)
Basic (and diluted) loss per share	(3.80)	0.43	(3.37)

	12 months ended December 31, 2016 (As originally presented)	IFRS 15 Adoption	12 months ended December 31, 2016 Restated
	(euros in thousands)
Revenue	2,719	(209)	2,510
Operating result	(27,672)	(209)	(27,881)
Total comprehensive loss for the period	(47,220)	(209)	(47,429)
Basic (and diluted) loss per share	(3.57)	(0.01)	(3.58)

	12 months ended December 31, 2015 (As originally presented)	IFRS 15 Adoption	12 months ended December 31, 2015 Restated
	(euros in thousands)
Revenue	1,977	(72)	1,905
Operating result	(23,039)	(72)	(23,111)
Total comprehensive loss for the period	(23,184)	(72)	(23,256)
Basic (and diluted) loss per share	(3.95)	(0.01)	(3.96)

Condensed Consolidated Statement of Financial Position

	December 31, 2017		December 31, 2017 Restated
	As originally presented	IFRS 15 Adoption
	(euros in thousands)
Accumulated loss	(167,480)	8,705	(158,775)
Deferred revenue, non-current	130,195	(17,644)	(112,551)
Deferred revenue	6,996	8,939	15,935

	December 31, 2016		December 31, 2016 Restated
	As originally presented	IFRS 15 Adoption
	(euros in thousands)
Accumulated loss	(107,295)	390	(106,905)
Deferred revenue, non-current	30,206	(2,272)	27,934
Deferred revenue	1,610	1,882	3,492

Condensed Consolidated Statement of Cash Flows

	December 31, 2017 As originally presented	IFRS 15 Adoption	December 31, 2017 Restated
	(euros in thousands)
Result after taxation	(73,089)	8,315	(64,774)
Changes in working capital:
Deferred revenue	(6,618)	(8,315)	(14,933)

	December 31, 2016 As originally presented		December 31, 2016 Restated
		IFRS 15 Adoption
	(euros in thousands)
Result after taxation	(47,228)	(209)	(47,437)
Changes in working capital:
Deferred revenue	(223)	209	(14)

	December 31, 2015 As originally presented	IFRS 15 Adoption	December 31, 2015 Restated
	(euros in thousands)
Result after taxation	(23,184)	(72)	(23,256)
Changes in working capital:
Deferred revenue	(223)	72	(151)

Standards issued but not yet effective

IFRS 9 Financial Instruments

IFRS 9, published in July 2014, replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes contains a new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics. IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, measured at fair value through other comprehensive income and measured at fair value through profit or loss. The standard eliminates the existing IAS 39 categories of held to maturity, loans and receivables and available for sale. In addition, the revised guidance on the classification and measurement of financial instruments includes a new expected credit loss model for calculating impairment on financial assets and the new general hedge accounting requirements. Finally, IFRS 9 carries forward the guidance on recognition and derecognition of financial instruments from IAS 39.

IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. Based on its assessment, the adoption of IFRS 9’s new classification requirements, new credit loss model or the new general hedge accounting requirements did not have a material impact on the Company’s financial statements.

IFRS 16 Leases

The IASB has issued a new standard on leases that will require lessees to recognize most leases on their balance sheets as lease liabilities with a corresponding right-of-use asset. The IASB has set an effective date to apply the new standard for periods beginning on or after January 1, 2019. The Company has identified known lease agreements and has started working on determining the impact on the financial statements. Additionally, the Company is assessing all effective agreements to determine whether there are embedded leases included under the definition as included under IFRS 16. Early adoption is permitted; however, the Company expects to adopt this standard in the first quarter of 2019. The Company is evaluating the impact that this guidance will have on the Company’s financial statements, including related disclosures, and expects the new standard to impact its internal controls, systems, and processes.

5.	Segment Reporting

The Company operates in one reportable segment, which comprises the discovery and development of innovative bispecific therapeutics.

6.	Property, Plant and Equipment

Movements in property, plant and equipment were as follows:

	Plant and equipment	Other fixed assets	Total
	(euros in thousands)
Balance as at January 1, 2016
Costs	325	1,220	1,545
Accumulated depreciation	(171)	(1,049)	(1,220)

Book value	154	171	325

Changes in book value
Additions	330	166	496
Depreciation	(56)	(117)	(173)
Disposals (Cost)	(6)	—	(6)
Disposals (Accumulated depreciation)	6	—	6

Balance	274	49	323

Balance as at December 31, 2016
Costs	649	1,386	2,035
Accumulated depreciation	(221)	(1,166)	(1,387)

Book value	428	220	648

Changes in book value
Additions	663	113	776
Depreciation	(186)	(70)	(256)
Disposals (Cost)	(51)	(1,086)	(1,137)
Disposals (Accumulated depreciation)	51	1,086	1,137

Balance	477	43	520

Balance as at December 31, 2017
Costs	1,261	413	1,674
Accumulated depreciation	(356)	(150)	(506)

Book value	905	263	1,168

7.	Intangible Assets

The intangible assets relate to acquired intellectual property rights.

The movements are as follows:

	2017	2016
	(euros in thousands)
Balance as at January 1
Historical cost	860	860
Accumulated amortization	(486)	(425)

Book value	374	435
Capital expenditures	—	—
Amortization charge for the year	(62)	(61)

Book value as at December 31	312	374
Balance as at December 31
Historical cost	860	860
Accumulated amortization	(548)	(486)

Book value	312	374

On January 23, 2009, the Company purchased the family of patents and future filings based on those patents, entitled “Recombinant production of mixtures of antibodies” from Crucell Holland B.V. The non-provisional filing date for this application was on July 15, 2003 and accordingly applications stemming from that patent family have an approximate economic life of 20 years from that date, not including patent term adjustment, extensions or any related doctrine. As a result, the Company is amortizing the cost over the approximate economic life of 14 years after acquisition of the patent family.

8.	Taxation

Deferred tax assets have not been recognized in respect of tax losses, because the Company has no history of generating taxable profits and at the balance sheet date, there is no convincing evidence that sufficient taxable profit will be available against which the tax losses can be utilized. As a result of the adoption of IFRS 15, the 2017 tax losses carried forward have been revised to reflect the impact of the retrospective effects of the adoption of IFRS 15. As of December 31, 2017 and 2016, the revised tax losses carried forward amounted to €140.5 million and €100.7 million, respectively.

In order to promote innovative technology development activities and investments in new technologies, a corporate income tax incentive has been introduced in Dutch tax law called the Innovations Box. Based on the Innovations Box ruling, the Company would owe on the first 75% of qualifying profits under the Dutch jurisdiction effectively 5% for Dutch income taxes. The remaining profit would be taxed at the Dutch statutory tax rate of 25%. Taxable profits will only qualify for the Innovations Box once the tax losses carried forward are completely utilized. The agreement with the tax authorities was originally signed for the tax years beginning in 2011 through 2015 and was subsequently extended through the year 2019. Since the Company is loss-making, no Dutch income tax is recognized in the consolidated statement of profit or loss and comprehensive loss.

Merus US, Inc., which is incorporated in the United States in the State of Delaware, is subject to statutory U.S. Federal corporate income taxes and state income taxes for Massachusetts at a blended rate of 40% for the years ended December 31, 2017 and 2016. Current year income tax expense was attributable entirely to Merus US, Inc. which was established on February 17, 2016 and provided general management services and strategic advisory services to the Company. Corporate income tax expenses were €0.2 million and zero for the years ended December 31, 2017 and 2016, respectively.

9.	Financial assets

Derivative

On December 20, 2016, the Company entered into a share subscription agreement with Incyte. As the contract is denominated in U.S. dollars, the Company determined that the forward contract to sell its own shares at a future date to which the Company became committed on December 20, 2016 represented a derivative financial instrument. The remaining fair value of the derivative recognized in the statement of financial position at December 31, 2016 was €11.8 million. The Company had determined the fair value of this derivative utilizing the Bloomberg Pricing System and the Company’s closing stock prices at each valuation date which are significant Level 2 observable inputs.

On January 23, 2017, the Company settled the forward contract by delivering shares to Incyte upon the closing of the share subscription agreement, thereby extinguishing the derivative financial asset. Upon the extinguishment of the financial asset, the Company recorded finance charges of €10.7 million relating to the change in fair value of the asset and a discount on the share subscription of €1.1 million representing the difference between the original subscription price and the actual price of the common stock on the date of settlement on January 23, 2017.

Investments

Held to maturity investments are investments in commercial paper, securities issued by several public corporations and the United States Treasury with a maturity date of greater than three months at the date of settlement. Investments with a maturity of 12 months or more from the original investment date are classified as non-current.

Investments as of December 31, 2017 consist of the following:

(euros in thousands)
Commercial paper	15,527
U.S. Treasury securities	9,177
Corporate fixed income bonds	7,886
Agency bond	1,453

Investments, current portion	34,043
Corporate fixed income bonds	7,060

Non-current investments	7,060

Total investments	41,103

During the fourth quarter of 2017, the Company made purchases of investments totaling €41.8 million which are held and denominated in U.S. dollars. As a result of the fluctuation in foreign currency between the euro and U.S. dollar, the Company recorded unrealized exchanges losses of €0.8 million in net loss on foreign exchange for the year ended December 31, 2017.

10.	Trade and Other Receivables

All trade and other receivables are short-term and due within 1 year.

	Balance per December 31
	2017	2016
	(euros in thousands)
Trade receivables	1,594	205
Unbilled receivables	710	—
VAT receivable	582	782
Prepaid general expenses	427	382
Prepaid pension costs	838	463
Prepaid share issuance costs	—	230
Interest bank	170	32
Other receivables	92	154

	4,413	2,248

Trade and unbilled receivables relate primarily to invoicing for cost reimbursements relating to the Incyte collaboration and license agreement and the ONO research and license agreement. VAT receivable relates to value added tax receivable from the Dutch tax authorities based on the tax application for the fourth quarter of 2017.

Prepaid expenses reflected above in the form of prepaid general expenses, prepaid pension costs and prepaid share issuance costs consist of expenses that were paid during the reporting period, but are related to activities taking place in the subsequent year.

11.	Other Liabilities and Accruals

All amounts are short-term and payable within 1 year.

	Balance per December 31
	2017	2016
	(euros in thousands)
Accrued auditor’s fee	96	282
Personnel	446	220
Research and development costs	5,272	1,256
IP—Legal fee	509	114
Bonuses	1,545	768
Subsidy advance received	224	224
Other accruals	535	786

	8,627	3,650

The research and development costs relate to accrued expenses for costs of certain development activities, such as clinical trials, and are recorded based on an evaluation of the progress to completion of specific tasks using data such as patient enrollment, clinical site activations, and information provided the Company by vendors on their actual costs incurred. The increase in research and development cost accrued expenses reflect increased enrollment in and support of the Company’s clinical trials and expanded pre-clinical research efforts to support its internal research programs and collaboration and license agreement with Incyte.

The bonuses relate to the employee bonuses for the financial year 2017, which are paid out annually in February.

The subsidy advances received relate to active grants where the Company has received cash in excess of allowances which is required to be repaid or recognized as grant income when the relevant reimbursable costs are incurred as services are performed.

12.	Borrowings

The Company entered into a financing agreement with Rabobank Utrechtse Heuvelrug U.A. (“Rabobank”) on December 29, 2005, which provided for total borrowings of €1.5 million for the financing of its business activities. The duration of the agreement was 12 years. Under the agreement, the loans were to be repaid in monthly installments of €14 thousand. The loans bore interest at an annual rate equal to 4.45% and were fixed until April 1, 2016. At that date, the interest rate was fixed at 3.55% until March 31, 2017.

Movements in the Company’s borrowings with the Rabobank were as follows:

(euros in thousands)
Balance December 31, 2016	486
Short term portion December 31, 2016	167
Long term portion December 31, 2016	319

Balance January 1, 2017	486
Repayments	(486)

Balance December 31, 2017	—

On March 31, 2017, the Company repaid, in full, the loan from Rabobank. At the repayment date, the total outstanding balance of the loan amounted to approximately €0.5 million. As a result of the repayment, the pledge associated with the loan was removed and the related cash was released from restriction.

13.	Deferred Revenue

Deferred revenue as of December 31, 2017 and December 31, 2016, consist of the following:

Balance per December 31 (euros in thousands)	2017 Restated	2016 Restated
Deferred revenue—current portion	15,935	3,492
Deferred revenue	112,551	27,934

	128,486	31,426

The total deferred revenue balance of €128.5 million and €31.4 million as of December 31, 2017 and 2016, respectively, was related to the Incyte Agreements.

Under the Incyte collaboration and license agreement, Incyte agreed to pay the Company a $120 million non-refundable upfront payment, and under the share subscription agreement, Incyte agreed to purchase 3.2 million Common Shares at a price per share of $25.00, for an aggregate purchase price of $80 million. In January 2017, the Company completed the sale of its Common Shares under the share subscription agreement and received the $80 million aggregate purchase price. In February 2017, the Company received the $120 million non-refundable upfront payment.

As the contract for the share subscription agreement was denominated in U.S. dollars, the Company determined that the forward contract to sell its own shares at a future date to which the Company became committed on December 20, 2016, represented a derivative financial instrument. The fair values of the derivative, or €31.4 million, and the non-refundable upfront payment, or €112.0 million, were recorded as deferred revenue. The Company identified a single performance obligation, providing access to its proprietary technology, relating to the Incyte Agreements and allocated all of the consideration received to this obligation. Both the upfront license payment and the derivative financial asset are being amortized as revenue over time by measuring the progress toward the complete satisfaction of a performance obligation or specifically, the total period for which the Company expects to provide access to its proprietary technology under the Incyte Agreements, which is currently estimated to be nine years in total, of which approximately 8 years remain.

The parties have agreed to collaborate on the development and commercialization of up to 11 bispecific antibody programs. For one current preclinical program, the Company will retain all rights to develop and commercialize approved products in the United States, and Incyte will develop and commercialize approved products arising from the program outside the United States. Following any regulatory approval of a product candidate for this particular preclinical program, each company has agreed to pay the other tiered royalties ranging from 6% to 10% on net sales of products in their respective territories.

The Company also has the option to co-fund development of product candidates arising from two other programs. For any program for which the Company exercises its co-development option, the Company would be responsible for 35% of global development costs in exchange for a 50% share of U.S. profits and losses and tiered royalties ranging from 6% to 10% on ex-U.S. sales by Incyte for these programs. The Company also has the right to elect to provide up to 50% of detailing activities for product candidates arising from one of these programs in the United States.

For each of the other up to eight programs, Incyte has agreed to independently fund all development and commercialization activities. For these programs, the Company will be eligible to receive potential development, regulatory and sales milestone payments of up to $350 million per program, which could result in an aggregate milestone opportunity of approximately $2.8 billion if all development, regulatory and sales milestones are achieved across all such eight other programs in all territories. The Company will also be eligible to receive tiered royalties ranging from 6% to 10% on global sales of any approved products under these eight programs. The Company will retain rights to three of its clinical candidates (MCLA-128, MCLA-117 and MCLA-158), as well as its technology platform and existing and future preclinical programs based on the Company’s platform that are outside the scope of the agreement.

14.	Shareholders’ Equity

Share subscription agreement with Incyte

Concurrent with the collaboration and license agreement discussed above under Note 13, the Company entered into a share subscription agreement with Incyte on December 20, 2016. On January 23, 2017, under the terms of the share subscription agreement, the Company issued 3,200,000 of its common shares to Incyte at a price per share of $25, for an aggregate purchase price of $80.0 million or €74.7 million, representing 19.9% of the “pre-transaction” issued and outstanding common shares of the Company. The Company received proceeds of €74.4 million, net of issuance costs of €0.2 million. A €1.1 million discount on the subscription stock price (see Note 9) combined with a €0.4 million foreign currency translation accompanying the issuance of these shares, increased share capital by €0.3 million and share premium by €73.4 million.

Issued and Paid-in Share Capital

All issued shares have been fully paid in cash.

Common Shares

For year ended December 31, 2017, 136,666 options were exercised at a weighted average price of €2.24 per share and 7,331 Restricted Stock Units (“RSUs”) vested; as a consequence, 143,997 common shares were issued, share capital increased by €12,960 and share premium increased by €293,660. For the year ended December 31, 2016, 18,283 options were exercised at an exercise price of €1.93 per share. As a result, 18,283 common shares were issued, share capital increased by €1,645 and share premium increased by €33,641. For the year ended December 31, 2015, no options were exercised.

As a result of the IPO, all issued and paid-in preferred shares were converted to common shares. The conversion ratio was a one-for-one conversion, taking into consideration the reverse share split that became effective on May 6, 2016. During the twelve month period ended December 31, 2016, a total of €1.5 million was paid related to costs that are directly attributable to issuing the new shares. Of this amount, a total of €0.8 million was paid in previous reporting periods.

Situation as at December 31, 2017

At December 31, 2017, a total of 19,429,848 common shares were issued and fully paid in cash.

At December 31, 2016, a total of 16,085,851 common shares were issued and fully paid in cash.

At December 31, 2015, a total of 4,149,884 Class C preferred shares, 3,899,104 Class B preferred shares, 229,055 Class A preferred shares and 337,562 common shares with a nominal value of €0.09 each were issued and paid up.

Share Premium Reserve

The share premium reserve relates to amounts contributed by shareholders at the issue of shares in excess of the par value of the shares issued.

All share premium can be considered as free share premium as referred to in the Netherlands Income tax act.

Share-based Payment Arrangements

In 2010, the Company established the Merus B.V. 2010 Employee Option Plan (the “2010 Plan”) that entitled key management personnel, staff and consultants providing similar services to purchase shares in the Company. Under the 2010 Plan, holders of vested options were entitled to purchase depositary receipts for common shares at the exercise price determined at the date of grant. Upon exercise of the option, common shares were issued to a foundation established to facilitate administration of share-based compensation awards and pool the voting interests of the underlying shares, and depositary receipts were issued by the foundation to the individual holders. In connection with the IPO, the 2010 Plan was amended to cancel the depositary receipts and allow individual holders to directly hold the common shares obtained upon exercise of their options.

Options granted under the 2010 Plan are exercisable once vested. The options granted under the 2010 Plan vest in installments over a four-year period from the grant date. Twenty-five percent of the options vest on the first anniversary of the vesting commencement date, and the remaining 75% of the options vest in 36 monthly installments for each full month of continuous service provided by the option holder thereafter, such that 100% of the options become vested on the fourth anniversary of the vesting commencement date. Options lapse on the eighth anniversary of the date of grant.

Prior to the IPO, participants that voluntarily left the Company, except for members of the former Supervisory Board, were required to offer to the foundation the depositary receipts acquired from exercising options against payment of the exercise price or the lower fair market value of the underlying shares. This obligation for a participant to offer depositary receipts to the foundation upon resignation within four years from exercising the options was treated as a non-market vesting condition. In connection with the IPO, the foundation was dissolved and the common shares underlying depositary receipts distributed. In addition, the 2010 Option Plan was amended such that a participant is no longer required to offer depositary receipts to the foundation upon resignation.

The reduction of the vesting period has been accounted for, taking into consideration the modified vesting conditions, to reflect the best estimate available of the options that are expected to vest. At the modification date in 2016, the cumulative expense for the options has been trued-up to reflect the reduced vesting period. This amendment of a non-market vesting (service) condition did not impact the fair value of the options granted.

In connection with the IPO, the Company established the 2016 Incentive Award Plan (the “2016 Plan”). Following the IPO, the Company is no longer making grants under the 2010 Plan; however, the terms of the 2010 Plan will continue to govern grants made under the 2010 Plan. All new incentive award grants since the IPO are being made under the 2016 Plan.

Options granted under the 2016 Plan are exercisable once vested. The options granted under the 2016 Plan vest in installments over a four-year period from the grant date. Twenty-five percent of the options vest on the first anniversary of the vesting commencement date, and the remaining seventy-five percent of the options vest in 36 monthly installments for each full month of continuous service provided by the option holder thereafter, such that 100% of the options shall become vested on the fourth anniversary of the vesting commencement date. Options will lapse on the tenth anniversary of the date of grant.

The Restricted Stock Units (“RSUs”) granted under the 2016 Plan also vest in installments over a four-year period from the grant date. Each RSU represents the right to receive one common share of the Company.

As stated in the 2016 Plan, the Company also established the Supervisory Board Compensation Program, which was subsequently replaced by the Non-Executive Director Compensation Program to reflect the change in governance structure of the Company (see Note 2). As part of this program, Non-Executive Directors are entitled to cash compensation as well as equity compensation. The equity compensation consists of an initial option grant as well as annual awards.

The initial awards granted under the Non-Executive Compensation Program vest in installments over a three year period. Thirty-three percent of the options vest on the first anniversary of the vesting commencement date, and the remaining 67% of the options in 24 substantially equal monthly installments thereafter, such that the award shall be fully vested on the third anniversary of the vesting commencement date. Each subsequent award shall vest and become exercisable in 12 substantially equal monthly installments following the vesting commencement date, such that the subsequent award shall be fully vested on the first anniversary of the date of grant.

Share-based payment expenses are recognized as from the IPO date for each subsequent award that a Non-Executive Director is entitled to over their remaining term. Since subsequent awards are not subject to shareholder approval, the grant date is established and expenses are based on grant date fair value. The grant date fair value is not updated in each future reporting period and therefore the estimated fair value is not revised and expense recognized is based on the actual grant date fair value of the awards granted.

Measurement of Fair Value of the Equity-settled Share-based Payment Arrangements

The fair value of the employee share options has been measured using a binomial option pricing model, including members of the Board of Directors. Service and non-market performance conditions attached to the transactions were not taken into account in measuring fair value. Key management personnel include the Company’s executive management and the Board of Directors.

There were 2,213,985 outstanding share options at December 31, 2017 (December 31, 2016: 1,394,844; December 31, 2015: 953,689) with a weighted average exercise price of €13.99 (December 31, 2016: €8.69; December 31, 2015: €5.35).

The number of options outstanding, by group of employees, was as follows:

Group of employees entitled	December 31, 2017	December 31, 2016	December 31, 2015
Key management personnel	1,777,437	1,302,417	857,318
All other employees	436,548	92,427	96,371

Total	2,213,985	1,394,844	953,689

The inputs used in the measurement of the fair values and the related fair values at the grant dates for the options granted during the respective year ended December 31 were as follows:

	2017		2016		2015
	Key Management Personnel	All Other Employees	Key Management Personnel	All Other Employees	Key Management Personnel	All Other Employees
	€	€	€	€	€	€
Fair value at grant date	9.04 – 16.10	8.94 – 18.02	9.97 – 11.03	5.74 – 5.79	3.98 – 5.76	4.03 – 5.06
Share price at grant date	17.08 – 24.54	13.71 – 27.47	15.24 – 16.85	8.46 – 8.87	6.12 – 7.20	5.94 – 7.20
Exercise price	17.08 – 24.54	13.71 – 27.47	15.24 – 16.85	8.46 – 8.87	1.93 – 7.20	1.93 – 7.20
Expected volatility (weighted-average)	95.05%	94.88%	95.30%	97.15%	94.85%	94.85%
Expected life	10 years	10 years	10 years	8 – 10 years	4 years	8 years
Expected dividends	0%	0%	0%	0%	0%	0%
Risk-free interest rate (based on government bonds)	2.29% – 2.51%	2.24% – 2.62%	1.84% – 1.86%	0.10% – 1.87%	0.16% – 0.70%	0.16% – 0.70%

Reconciliation of outstanding share options and RSU’s

	2017		2016		2015
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	(€)		(€)		(€)
Outstanding at January 1	8.69	1,394,844	5.35	953,689	5.15	192,276
Forfeited during the year	17.27	(58,164)	6.07	(31,351)	1.93	(1,033)
Expired during the year	8.67	(762)	11.95	(5,454)	4.18	(9,216)
Exercised during the year	2.24	(136,666)	1.93	(18,283)	—	—
Granted during the year	19.88	1,014,733	14.74	496,243	5.99	771,662

Outstanding at December 31	13.99	2,213,985	8.69	1,394,844	5.35	953,689

Exercisable at December 31		687,070		418,453		157,562

The options outstanding at December 31, 2017 had an exercise price in the range of €1.93 to €27.47 (2016: €1.93 to €16.85; 2015: €1.93 to €13.50) and a weighted-average remaining contractual life of 8.25 years (2016: 6.68 years; 2015: 3.63 years). On October 5, 2015, the Company amended the exercise price of options granted under the 2010 Option plan prior to January 2015, to be €1.93, which has been reflected in the weighted average exercise price of the options outstanding at December 31, 2015.

The weighted-average share price at the date of exercise for share options exercised in 2017 was €20.69.

During 2017, the Company granted RSUs to Key Management Personnel.

RSU’s are summarized as follows:

	2017
	Weighted average exercise price	Number of RSU’s
	(€)
Outstanding at January 1	—	—
Forfeited during the year	20.03	(12,219)
Expired during the year	—	—
Vested during the year	20.03	(7,331)
Granted during the year	20.03	214,096

Outstanding at December 31	20.03	194,546

Expense Recognized in Profit or Loss

For details on the related option expenses recognized as employee benefit expenses, see Note 17.

15.	Revenue

The Company’s revenues are generated entirely in the Netherlands. In the following table, revenue is disaggregated by primary source of revenue as follows:

(euros in thousands)	2017 Restated	2016 Restated	2015 Restated
Up-front payment amortization	14,933	14	151
Collaboration income	5,787	1,109	1,092

Revenue from contracts with customers	20,720	1,123	1,243
Income from grants on research projects	1,195	1,387	662

	21,915	2,510	1,905

For the year ended December 31, 2017, the Company recognized amortization of €14.9 million on up-front payments related to its Incyte agreements. For the years ended December 31, 2016 and 2015, the Company recognized approximately €14,000 and €0.2 million, respectively, of amortization of the up-front payment related to its ONO agreement.

Collaboration income for the year ended December 31, 2017 was €5.8 million and consisted of cost reimbursements in support of the Company’s research and license agreements with Incyte and ONO. The Company did not recognize any research milestones during 2017. During 2016, the Company recognized one research milestone reached by the Company under its agreement with ONO which amounted to €0.7 million. Additionally, the Company received an amount of €0.4 million revenue from a new consultancy agreement that was signed with ONO on March 7, 2016. During 2015, the Company recognized one research milestones which amounted to €1.1 million related to its research and license agreement with ONO.

The Company currently has two active grants consisting of cash allowances for specific research and development projects. For these grants, the Company has reporting obligations at the end of the grant contract term. The unconditional receipt of the grant allowances is dependent on the final review of the reporting provided by Merus at the end of the contract term. For the years ended December 31, 2017, 2016, and 2015, the Company recognized €1.2 million, €1.4 million and €0.7 million in grant income, respectively.

On June 12, 2017, the European Commission approved for reimbursement the final installment of the FP-7 grant and the Company subsequently recognized the remaining €0.7 million to grant revenue. On October 16, 2017, the Company received notification from the European Commission requesting the Company to revise its final report and indicated that the remaining €0.4 million of funds were to remain with the Company and distributed to the other beneficiaries to the program. In November 2017, the Company remitted €0.2 million to the other beneficiaries and recognized an additional €0.2 million of grant revenue.

Contract Balances

A trade receivable is recorded when the Company satisfies a performance obligation by transferring a promised good or service and has earned the unconditional right to consideration from its customer. Trade receivables relate to invoicing for cost reimbursements and research milestones achieved in support of the Company’s research and license agreements with Incyte and ONO. Payment terms relating to these receivables are 30 days. Trade receivables also include billed up-front payments relating to the Incyte Agreements and ONO research and license agreements when billed under the respective agreements.

A contract asset is recorded when the Company satisfies a performance obligation by transferring a promised good or service and has earned the right to consideration from its customer. These assets represent a conditional right to consideration. Contract assets relate to unbilled amounts for cost reimbursements and research milestones achieved in support of the Company’s research and license agreements with Incyte and ONO. Contract assets also include unbilled up-front payments relating to the Incyte Agreements and ONO research and license agreements when initially due to the Company under the terms of the respective agreements.

A contract liability is recorded when consideration is received, or such consideration is unconditionally due, from a customer prior to transferring goods or services under the terms of the contract. Contract liabilities are recognized as revenue as control of the products or services is transferred to the customer and all revenue recognition criteria have been met. Contract liabilities relate to upfront payments received related to the Incyte Agreements, and ONO research and license agreement. (See Note 13).

The following table presents changes in the Company’s trade receivables, contract assets and contract liabilities during the twelve months ended December 31, 2017:

	Balance at December 31, 2016 Restated	Additions	Deductions	Balance at December 31, 2017 Restated
	(euros in thousands)
Trade & other receivables
Trade receivables	205	122,781	(121,392)	1,594

Total trade & other receivables	205	122,781	(121,392)	1,594

Contract assets
Unbilled receivables	—	121,240	(120,530)	710

Total contract assets	—	121,240	(120,530)	710

Contract liabilities
Deferred revenue	31,426	111,993	(14,933)	128,486

Total contract liabilities	31,426	111,993	(14,933)	128,486

The following table presents changes in the Company’s trade receivables, contract assets and contract liabilities during the twelve months ended December 31, 2016:

	Balance at December 31, 2015 Restated	Additions	Deductions	Balance at December 31, 2016 Restated
	(euros in thousands)
Trade & other receivables
Trade receivables	—	1,677	(1,472)	205

Total trade & other receivables	—	1,677	(1,472)	205

Contract assets
Unbilled receivables	—	702	(702)	—

Total contract assets	—	702	(702)	—

Contract liabilities
Deferred revenue	14	31,426	(14)	31,426

Total contract liabilities	14	31,426	(14)	31,426

See Note 4 for details regarding the restatement as a result of a change in accounting policy.

Deductions from deferred revenue are comprised of revenue recognized that was included in deferred revenue at the beginning of the period totaling €3.2 million and revenue recognized that was not included in deferred revenue at the beginning of the period totaling €11.7 million for the twelve months ended December 31, 2017. Deductions from deferred revenue are comprised of revenue recognized that was included in deferred revenue at the beginning of the period totaling approximately €14,000 for the twelve months ended December 31, 2016.

16.	Total Operating Expenses

	2017	2016	2015
	(Euros in thousands)
Manufacturing costs	13,567	3,162	5,878
IP and license costs	1,858	1,167	1,112
Personnel related R&D	6,673	3,285	2,997
Other research and development costs	12,027	10,810	6,194

Total research and development costs	34,125	18,424	16,181

Management and administration costs	13,697	4,258	768

Litigation costs	1,039	1,490	4,419
Other operating expenses	8,356	6,219	3,648

Total other expenses	9,395	7,709	8,067

Total operating expenses	57,217	30,391	25,016

Research and development costs were €34.1 million for the year ended December 31, 2017 as compared to €18.4 million for 2016. The increases in research and development costs is primarily attributable to the increase in manufacturing costs, higher research and development headcount and related costs, including share-based payment expenses, as well as additional spending in support of the Company’s preclinical and clinical development programs for MCLA-128, MCLA-117, MCLA-158 and MCLA-145. The significant increase in manufacturing costs during 2017 relate primarily to the expansion of the Company’s Phase 1 and Phase 1/2 clinical programs. Specifically, the Company incurred higher costs relating to outsourced contract manufacturing for process development and drug delivery in support of the Company clinical development programs.

Personnel related research and development expenses mainly increased due to higher headcount to support the expansion of clinical programs and additional expenses resulting from the implementation of the new option plan in 2016 (see Note 14) whereas initial equity grants made in 2016 with higher market valuations were expensed over a full year in 2017. Other research and development costs represent costs related to expenditures to contract research organizations and related expenses in support of preclinical and clinical activities.

Management and administrative costs consist of salaries and related expenses for employees in finance, legal, human resources and business development functions. These costs include all salary, salary related expenses and share-based payment expenses. The large increase in management and administrative costs during 2017 was due primarily to the expansion of the Company’s headcount in finance, legal and business development functions to support the expansion of the Company’s operations.

Other operating expenses consist primarily of expenses related to professional fees for consulting, audit, and tax services of €4.0 million (2016: €1.7 million, 2015: €1.0 million) which support the finance function in maintaining and establishing public company status and general legal, insurance and facility related expenses amounting to €3.2 million (2016: €3.9 million, 2015: €2.2 million). The increase in these costs during 2017 is due to the expansion of the Company’s operations to support ongoing growth and public company requirements.

Litigation costs relate to ongoing legal proceedings which are more fully described under “Litigation”. The decline in 2017 when compared to 2016 is a result of lower litigation activity with regard to the Regeneron litigation as described below.

A breakdown of other research and development costs is presented as follows:

	2017	2016	2015
	(Euros in thousands)
Discovery and pre-clinical costs	2,473	5,185	2,534
Clinical costs	5,919	3,409	1,883
Consumables	2,149	1,055	979
Other research and development costs	1,486	1,161	798

Total other research and development costs	12,027	10,810	6,194

Other research and development costs consist mainly of consultancy expenses related to R&D activities, which cannot be specifically allocated to a research project.

Litigation

On March 11, 2014 Regeneron Pharmaceuticals Inc. (“Regeneron”) filed a complaint in the United States District Court for the Southern District of New York (the “Court”), alleging that the Company was infringing on one or more claims in Regeneron’s U.S. Patent No. 8,502,018 (the “‘018 patent”), entitled “Methods of Modifying Eukaryotic Cells.” On July 3, 2014, the Company filed a response to the complaint, denying Regeneron’s allegations of infringement and raising affirmative defenses, and filed counterclaims seeking, among other things, a declaratory judgment that the Company did not infringe the patent and that the patent was invalid. The Company subsequently filed amended counterclaims during the period from August to December 2014, seeking a declaratory judgment of unenforceability of the patent due to Regeneron’s commission of inequitable conduct.

On November 21, 2014, the Court found that there was clear and convincing evidence that a claim term present in each of the patent claims was indefinite and granted the Company’s proposed claim constructions. On February 24, 2015, the Court entered partial judgment in the proceeding, on the grounds that the Company did not infringe each of the patent claims, and that each of the patent claims were invalid due to indefiniteness. On November 2, 2015, the Court found Regeneron had withheld material information from the United States Patent and Trademark Office during prosecution of the patent, and Regeneron had engaged in inequitable conduct and affirmative egregious misconduct in connection with the prosecution of the patent. On December 18, 2015, Regeneron filed an appeal of the Court’s decision. On July 27, 2017, the U.S. Court of Appeals for the Federal Circuit affirmed the trial court’s conclusion that Regeneron had engaged in inequitable conduct before the United States Patent and Trademark Office and affirmed that Regeneron’s ‘018 patent is unenforceable. Regeneron petitioned for a panel rehearing and rehearing en banc of this decision by the Federal Circuit on September 12, 2017, which the Company responded to and opposed on November 2, 2017. On December 26, 2017, the full Federal Circuit denied Regeneron’s request to rehear the matter. The case is returned to the District Court to adjudicate the Company’s motion requesting that Regeneron pay Merus’ attorney’s fees and costs incurred as a result of Regeneron filing suit.

On March 11, 2014, Regeneron served a writ in the Netherlands alleging that the Company was infringing one or more claims in their European patent EP 1 360 287 B1. The Company opposed the patent in June 2014. On September 17, 2014, Regeneron’s patent EP 1 360 287 B1 was revoked in its entirety by the European Opposition Division of the European Patent Office (the “EPO”). In Europe, an appeal hearing occurred in October and November 2015 at the Technical Board of Appeal for the EPO at which time the patent was reinstated to Regeneron with amended claims. The Company believes that its current business operations do not infringe the patent reinstated to Regeneron with amended claims because it believes it has not used the technology or methods claimed under the amended claims. The Dutch litigation procedure is stayed.

The costs incurred in the above litigation and opposition (€1.0 million in 2017; €1.5 million in 2016; €4.4 million in 2015) are included in the consolidated statement of profit or loss and comprehensive loss for the period.

On July 15, 2014, a notice of opposition against Merus’ EP 2314629 patent (the “EP ‘629 patent”), entitled “Recombinant Production of Mixtures of Antibodies” was filed in the European Patent Office (the “EPO”) by Regeneron. The notice asserted, as applicable, added subject matter, lack of novelty, lack of inventive step, and insufficiency. Merus responded on February 24, 2015. Following an oral hearing before the Opposition Division of the EPO on June 22, 2016, the Opposition Division upheld the EP ‘629 Patent with amendments. Both Regeneron and Merus filed a notice of appeal followed by grounds of appeal on December 1st and 4th, 2017 respectively, with further proceedings to follow. On August 11, 2014, a notice of opposition against Merus’ EP 2147594 (the “EP ‘594 patent”), entitled “Antibody Producing Non-Human Mammals” was filed in the European Patent Office (the “EPO”) by Regeneron. The notice asserted, as applicable, lack of novelty, lack of inventive step, and insufficiency. The Company’s response to the oppositions was filed on April 2, 2015. Following an oral hearing before the Opposition Division of the EPO on October 28, 2016, the Opposition Division upheld the EP ‘594 Patent without amendments. Regeneron filed grounds of appeal on July 19, 2017, and Merus responded on November 30, 2017.

Based on the current facts and circumstances no provision has been recognized under IAS 37 related to contingent liabilities.

Operating expenses presented by nature are outlined below:

	2017	2016	2015
	(Euros in thousands)
Contract manufacturing	13,567	3,162	5,878
Other external and outsourced costs	22,333	18,885	15,012
Employee costs & related benefits	20,999	8,110	3,933
Depreciation and amortization	318	234	193

Total operating expenses	57,217	30,391	25,016

The increases in costs of contract manufacturing and other external and outsourced costs are mainly due to the increase in the Company’s preclinical and clinical operations in support of its programs for MCLA-128, MCLA-117, MCLA-158 and MCLA-145. The other external and outsourced costs consist mainly of preclinical costs of €2.5 million (2016: €5.2 million, 2015: €2.5 million), clinical costs of €5.9 million (2016: €3.4 million, 2015: €1.9 million) and IP costs of €2.9 million (2016: €2.7 million, 2015: €5.5 million).

17.	Employee Benefits

Details of the employee benefits are as follows:

	2017	2016	2015
	(Euros in thousands)
Salaries and wages	9,556	5,166	3,204
WBSO subsidy	(3,523)	(1,721)	(348)
Social security premiums	621	382	238
Health insurance	222	27	31
Pension costs	652	507	241
Share-based payment expenses	12,815	3,307	567
Other personnel expense	656	442	—

	20,999	8,110	3,933

Share-based payment expenses (see Note 14) were recognized as employee benefit expenses as follows:

(euros in thousands)	2017	2016	2015
Research and development costs	3,245	703	168
Management and administration costs	8,942	2,037	230
Other expenses	628	567	169

	12,815	3,307	567

The WBSO (“afdrachtvermindering speur- en ontwikkelingswerk”) is a Dutch fiscal facility that provides subsidies to companies, knowledge centers and self-employed people who perform research and development activities (as defined in the WBSO Act). Under this Act, a contribution is paid towards the labor costs of employees and other costs directly involved in research and development. The contribution is in the form of a reduction of payroll taxes and social security contributions. Subsidies relating to labor costs are deferred and recognized in the income statement as negative labor costs over the period necessary to match them with the labor costs that they are expected to be incurred.

The Company has received and recognized subsidies of €3.5 million (2016: €1.7 million; 2015: €0.3 million). The increases in subsidies for each year are primarily attributable to the increase in the Company’s eligible research and development activities and the expansion of the Company’s preclinical and clinical development programs for MCLA-128, MCLA-117, MCLA-158 and MCLA-145.

The average number of personnel during the year was approximately 69 (2016: 45; 2015: 32), with a majority employed in the Netherlands, with the exception of an average of ten (2016: two; 2015: nil) employees employed in the United States. Employees are principally employed in the area of research and development. For the years ended December 31, 2017 and 2016, a total of 21 and 11 employees, respectively, which are devoted to activities other than research and development, are included under management and administration costs.

18.	Finance Income and Expense

	2017	2016	2015
	(Euros in thousands)
Interest and related income	1,112	88	50
Net loss on foreign exchange	(19,449)	(409)	—
Interest and other expenses	(10,696)	(19,235)	(195)
Financing costs	(190)	—	—

	(29,223)	(19,556)	(145)

Interest income primarily results from interest earned on cash held on account and accretion of investment earnings. The Company’s current year increase in cash, cash equivalents and investments was due primarily from the $200 million of funds received as part of the Incyte Agreements during the first quarter of 2017. During 2017, the Company has held the $200 million of Incyte funds in short-term investments with a one month maturity, callable on demand, and later in the year, in short-term investments in securities issued by several public corporations and United States Treasury, denominated and held in U.S. dollars. In July and August 2017, the Company converted $50.3 million of U.S. dollars into euros from the account effectively realizing exchange losses of €4.4 million, included in net loss on foreign exchange for the year ended December 31, 2017.

The Company experienced losses on its U.S. dollar denominated cash, cash equivalents and investments of approximately €19.4 million and €0.4 million for the years ended December 31, 2017 and 2016, respectively. As of December 31, 2017, the Company held approximately $98.0 million and $49.4 million in U.S. dollar denominated cash and cash equivalent accounts and investment accounts, respectively, subject to the fluctuation in foreign currency between the euro and U.S. dollar.

On December 20, 2016, the Company entered into the Incyte Agreements. As these contracts are denominated in U.S. dollars, the Company determined that the subscription agreement to sell its own shares to which the Company became committed on December 20, 2016, should be accounted for as a forward contract or a derivative financial instrument which was recognized in the consolidated statement of financial position as of December 31, 2016. The interest expense and similar expenses for the year ended December 31, 2017 include an amount of €10.7 million related to the effective settlement of the forward contract on January 23, 2017, the date the shares were issued and the date through which the related expense was incurred.

During 2017, the Company expensed €0.2 million of prepaid share issuance costs related to a potential future issuance of shares under the Company’s F-3 Registration Statement when the future issuance was no longer consider probable.

19.	Loss per share

(a) Basic and Diluted Loss per Share

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average numbers of shares outstanding during the year.

	2017 Restated	2016 Restated	2015 Restated
	(Euros in thousands, except per share data)
Loss attributable to equity holders of the Company	(64,685)	(47,429)	(23,256)
Weighted average number of shares	19,196,440	13,236,649	5,871,237

Basic (and diluted) loss per share (€ per share)	(3.37)	(3.58)	(3.96)

(b) Diluted Loss per Share

For the periods included in these financial statements, the share options are not included in the diluted loss per share calculation as the Company was loss-making in all these periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted loss per share is equal.

(c) Dividends per Share

The Company did not declare dividends for any of the years presented in these financial statements.

20.	Financial Instruments

Financial Risk Management

The Company is exposed to a variety of financial risks: credit risk, liquidity risk and market risk. The Company’s overall risk management program seeks to minimize potential adverse effects of these financial risk factors on the Company’s financial performance. Management is primarily responsible for the overall risk management approach and for the approval of risk strategies and principles of the Company. The Company’s Audit Committee oversees these risk management activities. The Company’s management reviews and approves policies for managing each of these risks which are summarized below.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from its collaborators and investments in debt securities and financial institutions. The Company’s principal financial assets are held to maturity investments, trade receivables, and cash and cash equivalents that are derived primarily from financing activities and, to a lesser extent, from its operations. The main purpose of these financial assets are to support the Company’s operations which consist primarily of research and development, preclinical and clinical development and related manufacturing in support of the Company’s preclinical and clinical development programs for MCLA-128, MCLA-117, MCLA-158 and MCLA-145.

The carrying amount of financial assets represents the maximum credit exposure.

	2017	2016
	(Euros in thousands)
Financial Assets
Financial asset (derivative)	—	11,847
Trade and unbilled receivables	2,283	205
Investments	41,103	—
Restricted cash	—	167
Cash and cash equivalents	149,678	56,917

	193,064	69,136

Cash and cash equivalents include deposits held with financial institutions with original maturities of less than three months. Investments, held to maturity, include commercial paper, securities issued by several public corporations and the United States Treasury with a maturity date of greater than three months at the date of settlement. These investments were acquired in fourth quarter of 2017. Cash and cash equivalents are held at banks and financial institutions with credit ratings varying between A and AA while investments are in highly rated vehicles with identical credit ratings.

As discussed in Note 9, the Company entered into a share subscription agreement with Incyte in December 2016. As the contract is denominated in U.S. dollars, the Company determined that the forward contract to sell its own shares at a future date represented a derivative financial instrument. The remaining fair value of the derivative recognized in the statement of financial position at December 31, 2016 was €11.8 million. The Company had determined the fair value of this derivative utilizing the Bloomberg Pricing System and the Company’s closing stock prices at each valuation date which are significant Level 2 observable inputs. The settlement of the forward contract occurred through the delivery shares to Incyte upon the closing of the share subscription agreement during the first quarter of 2017 thereby extinguishing the derivative financial asset.

The aging of trade and unbilled receivables was as follows:

Balance per December 31 in thousands of euros	2017	2016
Neither past due nor impaired	2,283	205
Past due	—	—

	2,283	205

There is no allowance for impairment.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s core objective is to maintain a balance between continuity of funding and flexibility through the monitoring of cash flows at varying levels to ensure that it has sufficient cash on demand to meet expected operational expenses.

The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted, and include estimated interest payments and excluding the impact of netting agreements:

December 31, 2017

	Carrying amount	Total	< 12 months	1 - 2 years	2 - 5 years	More than 5 years
	(Euros in thousands)
Non-derivative financial liabilities
Trade payables	2,855	2,855	2,855	—	—	—
Other liabilities and accruals	6,176	6,176	6,176	—	—	—

	9,031	9,031	9,031	—	—	—

December 31, 2016

	Carrying amount	Total	< 12 months	1 - 2 years	2 - 5 years	More than 5 years
	(Euros in thousands)
Non-derivative financial liabilities
Secured bank loans	486	526	190	181	155	—
Trade payables	2,298	2,298	2,298	—	—	—
Other liabilities and accruals	3,679	3,679	3,679	—	—	—

	6,463	6,503	6,167	181	155	—

The secured bank loan was paid in full on March 31, 2017.

Market risk

Market risk is the risk that changes in market prices – such as foreign exchange rates and interest rates – will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return. The Company’s market risk relates to foreign exchange and to a lesser extent, interest risks.

Foreign currency risk

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities in foreign currencies. With respect to monetary assets and liabilities denominated in foreign currencies, the Company’s primary currency exposure is impacted by monetary assets and liabilities denominated in U.S. Dollars (USD). Changes in sensitivity rates reflect various changes in the economy year-over-year.

The following table provides a sensitivity analysis for a change in the primary currency exposure for the Company relating to monetary assets and liabilities denominated in USD as of December 31, 2017. The analysis shows the impact that a change in the exchange rate at that date would have on the Company’s total comprehensive loss:

Financial Statement Line Item Exposure	Balance (in thousands)	Effect on profit before tax if USD strengthens 5% (in thousands)	Effect on profit before tax if USD weakens 5% (in thousands)
Cash and cash equivalents	88,538	3,691	(3,691)
Total investments	47,310	1,972	(1,972)
Trade and other receivables	2,311	97	(97)
Trade payables, other liabilities and accruals	(1,420)	(59)	59

Net Assets	136,739	5,701	(5,701)

The closing exchange rates per the European Central Bank (ECB) utilized above for converting USD to EUR at December 31, 2017 was 0.834.

Exposure to interest rate risk

The interest rate profile of the Company’s interest-bearing financial instruments is as follows:

	Carrying amount
	2017	2016
Balance per December 31 in thousands of euros
Fixed-rate instruments
Investments	41,103	—
Financial liabilities	—	(486)
Variable rate instruments
Cash and cash equivalents	149,678	56,917

Due to the limited impact of changes in interest rates on the Company no sensitivity data is provided.

Accounting classifications and fair values

The Company classifies financial assets and financial liabilities into the loans and receivables and other financial liability categories except for the derivative recognized as a result of the Incyte collaboration and share Subscription agreement as more fully described in Note 9. The fair value of the financial assets and financial liabilities not measured at fair value is not disclosed, as the carrying amount of the financial assets and financial liabilities is a reasonable approximation of the fair value. Accordingly, information on the fair value hierarchy is omitted.

The fair value of the derivative related to the Incyte collaboration and share Subscription agreement was recorded using Level 2 inputs. For determining the fair value the Company has used as valuation technique the Bloomberg forward pricing model. In this valuation the inputs used are related to the foreign exchange component (spot prices of EUR and USD), closing stock prices of the Company, as well as discount rates to reflect the time value of money (limited). On January 23, 2017, the Company settled the forward contract by delivering shares to Incyte upon the closing of the share subscription agreement, thereby extinguishing the derivative financial asset.

21.	Board Compensation and Key Management Personnel

On May 29, 2017, the Company changed its governance structure from a two-tier model consisting of a Management Board acting under the supervision of a separate Supervisory Board to a one-tier board model with a unitary Board of Directors consisting of an Executive Director and Non-Executive Directors. In the one-tier board model, the Board of Directors as a collective (i.e., the Executive Director and the Non-Executive Directors) are charged with both the management and monitoring functions of the Company’s general course of affairs inclusive of the Company’s overall business strategy and financial policies. The Executive Director manages the day to-day business and operations of the Company and implements the Company’s strategy. The Non-Executive directors focus on the supervision of policy and the performance of the duties of all directors, as well as the Company’s general state of affairs.

Prior to May 29, 2017, the Company’s Management Board was in charge of managing the Company and consisted of Ton Logtenberg, Chief Executive Officer (CEO) and Shelly Margetson, the former Chief Operating Officer (COO). Ms. Margetson resigned as a statutory director of the Company effective as of May 24, 2017 and ended her employment with the Company effective as of August 1, 2017. The Supervisory Board was responsible for the supervision of the Management Board and the general course of affairs of the Company. Subsequent to May 29, 2017, the members of the Supervisory Board are now Non-Executive Directors while Mr. Logtenberg remains as the lone Executive Director on the unitary Board of Directors.

In addition to Board of Directors, the Company employs certain Key Management Personnel responsible for executing the day-to-day business and operations of the Company. Key Management Personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Company includes the following employees in this classification: John Crowley, Chief Financial Officer, Hui Liu, Ph.D., Chief Business Officer, Andres Sirulnik, M.D., Ph.D., Chief Medical Officer, Mark Throsby, Ph.D., Chief Scientific Officer and Alexander Berthold Hendrik Bakker, Ph.D., Chief Development Officer.

Executive Directors

In 2017, 2016, and 2015 the following amounts were charged to the consolidated statement of profit or loss and comprehensive loss for the remuneration of the statutory directors:

	December 31,
Name	Gross Salary	Bonus	Pension	Option cost	Total
	(Amounts in Euros)
Ton Logtenberg, CEO
2017	432,782	337,945	51,528	4,675,590	5,497,845
2016	369,204	147,820	17,717	907,236	1,441,977
2015	236,032	89,072	18,591	1,910,204	2,253,899
Shelley Margetson(*), COO
2017	(**) 420,782	—	19,595	451,752	892,129
2016	198,987	84,000	6,152	164,547	453,686
2015	159,749	37,365	13,824	284,938	495,876

(*)	Resigned as a statutory director of the Company effective as of May 24, 2017.
(**)	Gross salary includes severance payments totaling €257,260.

During the year ended December 31, 2017, Mr. Logtenberg was granted 377,271 options and 123,745 RSU’s while Ms. Margetson was granted 59,605 options and 19,550 RSU’s. In addition, upon her separation date, Ms. Margetson was entitled to an accelerated vesting of any unvested Company options and restricted stock units held that would have vested during the 12-month period following her separation date.

As of December 31, 2017, Mr. Logtenberg held 661,629 options (2016: 376,912; and 2015: 54,866) with a weighted average exercise price of €14.20 (2016: €2.98; 2015: €5.35) and 123,745 RSU’s.

Key Management Personnel

The remainder of the key management personnel has received the following remuneration for the year 2017.

Remuneration	2017	2016	2015
	(Amounts in Euros)
Short term employment benefits	2,808,998	1,139,763	190,763
Post-employment benefits	108,416	18,720	11,671
Other long term benefits	—	—	—
Termination benefits	—	—	—
Share based payments	5,171,233	1,195,876	57,065
Total	8,088,647	2,354,359	259,499

Some of the key management personnel have long term benefits in the form of life and long term disability insurance policies which have been affected in their name as well as severance conditions in case of termination without cause or leave for good reason.

A number of key management personnel, or their related parties, hold positions in other companies that result in them having control or significant influence over these companies. These companies did not enter into transactions with the Company during the year.

On October 27, 2016, the Company appointed Andres Sirulnik as its Chief Medical Officer (CMO). A total 219,890 options over common shares were granted to Dr. Sirulnik with an exercise price of €16.85 per option.

On February 15, 2017, the Company appointed Peter Silverman as its Senior Vice President, Legal (SVP). A total 50,000 options over common shares were granted to Mr. Silverman with an exercise price of €24.54 per option.

On November 1, 2016, the Company appointed John Crowley as its Chief Financial Officer. A total of 183,241 options over common shares were granted to Mr. Crowley with an exercise price of €15.24 per option.

On October 5, 2015, the Company amended the exercise price of options granted under the 2010 Option plan prior to January 2015, to be €1.93. Those option holders that had already exercised options under this plan were reimbursed the excess paid over €1.93 per share. This amounted in a total reimbursement of €60,935.

Non-Executive Directors

In May 2016, the Company established the Supervisory Board Remuneration Program, which was subsequently replaced by the Non-Executive Compensation Program to reflect the change in governance structure of the Company. As part of this program, Non-Executive Directors are entitled to cash compensation as well as equity compensation. The equity compensation consists of an initial option grant as well as subsequent annual awards.

The following amounts were charged to the consolidated statement of profit or loss and comprehensive loss for the remuneration of the members of the Board:

	December 31, 2017			December 31, 2016			December 31, 2015
Name	Cash compensation	Option cost	Total	Cash compensation	Option cost	Total	Cash compensation	Option cost	Total
	(Amounts in Euros)			(Amounts in Euros)			(Amounts in Euros)
Mark Iwicki	59,840	120,596	180,436	50,394	183,367	233,761	26,325	115,380	141,705
Wolfgang Berthold	37,530	90,944	128,474	19,850	50,928	70,778	—	15,475	15,475
Lionel Carnot	35,445	61,870	97,315	24,852	66,959	91,811	—	—	—
John de Koning	38,573	113,613	152,186	26,230	37,000	63,230	—	—	—
Anand Mehra	39,615	83,683	123,298	26,938	84,703	111,641	—	—	—
Gregory Perry	41,700	103,169	144,869	28,356	97,365	125,721	—	—	—
Gabriele Dallmann(*)	—	—	—	—	—	—	11,000	5,795	16,795
Gerard van Odijk(*)	—	—	—	—	—	—	—	16,298	16,298
Total	252,703	573,875	826,578	176,620	520,322	696,942	37,235	152,948	190,273

(*)	former board member

As at December 31, members of the Board held the following number of options:

	December 31, 2017		December 31, 2016		December, 31 2015
Name	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
Mark Iwicki	79,226	€7.32	73,576	€6.57	73,576	€6.57
Wolfgang Berthold	24,040	€8.90	26,724	€3.02	14,168	€1.93
Lionel Carnot	22,650	€11.80	17,000	€8.87	—	—
John de Koning	22,650	€11.80	17,000	€8.87	—	—
Anand Mehra	22,650	€11.80	17,000	€8.87	—	—
Gregory Perry	22,650	€11.80	17,000	€8.87	—	—
Gabriele Dallmann(*)	—	—	16,828	€3.24	4,272	€1.93
Gerard van Odijk(*)	—	—	—	—	21,874	€1.93

Total	193,866	€9.61	185,128	€7.21	113,890	€4.93

(*)	former board member

22.	Related party disclosures

For the years ended December 31, 2017, 2016, and 2015, certain Key Management Personnel and other senior management received regular salaries, bonuses and contributions to post-employment schemes as well as non-cash compensation as disclosed in Note 21. Additionally, members of the Board of Directors received compensation for their services in the form of cash compensation as well as non-cash compensation, as disclosed in Note 21.

On May 24, 2017, the Company entered into a settlement agreement with Shelley Margetson, the Company’s former Chief Operating Officer pursuant to which Ms. Margetson resigned as a statutory director of the Company effective as of May 24, 2017 and ended her employment with the Company effective as of August 1, 2017. As part of the terms of the settlement agreement, Ms. Margetson is entitled to a severance payment equal to 12 months of her annual base salary, 50% of which was paid in a lump sum in August 2017 and the remaining 50% is being paid in the form of salary continuation over the six-month period following August 1, 2017. In addition, Ms. Margetson was entitled to an accelerated vesting of any unvested Company options and restricted stock units held by Ms. Margetson that would have vested during the 12-month period following her separation date. As of December 31, 2017, the Company has a remaining accrual of less than €0.1 million related to this agreement included in accrued personnel. As disclosed in Note 13 and Note 15, the Company entered into a collaboration and license agreement and a share subscription agreement with Incyte in which the terms and transactional amounts incurred between Incyte and the Company are more fully described.

As of March 28, 2018, the following shareholders currently hold a position in the Board of Directors and have filed a form 13-D to reflect ownership in the Company of greater than 5%:

•	Bay City Capital Coöperatief U.A.

•	Coöperatief LSP IV U.A.

•	Sofinnova Venture Partners IX, L.P.

Additionally, Ton Logtenberg, the Company’s CEO) and Executive Director, is the sole the Director and owner of Biophrase BV (“Biophrase”). As of March 28, 2018, Biophrase is a less than 1% shareholder. There were no transactions between the Company and Biophrase BV in 2017.

23.	Operating leases

Rent

On November 1, 2016, Merus N.V. closed a new lease agreement with Stichting Incubator Utrecht for a new office building. The agreement term is for five years and expires in the fourth quarter of 2021. If the lease is not terminated by Merus, it will be automatically renewed for a period of two years. The agreed rental price is €434 thousand per year. The Company moved into the new office building in November 2016. For the years ended December 31, 2017, and 2016, the Company recognized an amount of €564 thousand and €270 thousand, respectively, for rent and service charges related to the abovementioned buildings.

Future minimum lease payments under this lease as at December 31, 2017 are payable as follows:

Less than one year	602
Between one and five years	1,897
More than five years	—

Total	2,499

24.	Subsequent events

On January 8, 2018, the Company and Simcere Pharmaceutical Group executed a collaboration and license agreement and agreed to grant Simcere an exclusive license to develop and commercialize in China three bispecific antibodies utilizing the Company’s Biclonics® technology platform in the area of immuno-oncology. The Company will retain all rights outside of China. As part of the agreement, the Company has agreed to lead research and discovery activities while Simcere has agreed to be responsible for the Investigational New Drug (IND) enabling studies, clinical development, regulatory filings and commercialization of these product candidates in China. As a key strategic component of the collaboration, Simcere will be responsible for IND enabling studies and manufacturing of clinical trial materials in China, which the Company intends to use to assist regulatory filing and early stage clinical development in the rest of the world. Finally, the Company will receive an upfront and be eligible to receive milestone payments contingent upon Simcere achieving certain specified development and commercial goals. The Company will be eligible to receive tiered royalty payments on sales of any products resulting from the collaboration in China from Simcere. Simcere will be eligible to receive tiered royalty payments on sales outside of China from the Company.

On February 13, 2018, the Company entered into a Purchase Agreement with the purchasers named therein. Pursuant to the Purchase Agreement, the Company agreed to sell an aggregate of 3,099,997 of its common shares, nominal value €0.09 per share, to the Investors for aggregate gross proceeds of approximately $55.8 million, at a purchase price equal to $18.00 per share. The Purchase Agreement contains customary representations and warranties from the Company and the Investors and customary closing conditions. The closing of the Private Placement occurred on February 15, 2018.

On February 13, 2018, in connection with the Purchase Agreement, the Company entered into a Registration Rights Agreement with the Investors. Pursuant to the Registration Rights Agreement, the Company agreed to prepare and file a registration statement with the SEC no later than May 15, 2018 for purposes of registering the resale of the Shares. As part of the terms of the Registration Rights Agreement, the Company agreed to use its reasonable best efforts to cause this registration statement to be declared effective by the SEC prior to the 120th day after the Closing Date (or the 150th day if the SEC reviews the registration statement).

On March 14, 2018, we entered into a second contract research and license agreement with ONO. Pursuant to an exclusive option granted to ONO in a prior agreement executed in April 2014, ONO exercised its option to enter into the March 2018 agreement. We granted ONO an exclusive, worldwide, royalty-bearing license, with the right to sublicense, research, test, make, use and market bispecific antibody candidates based on our Biclonics® technology platform against two undisclosed targets directed to a particular undisclosed target combination. ONO identifies and selects the licensed bispecific antibodies for which it is responsible for conducting further non-clinical and clinical development activities for such licensed bispecific antibodies and pharmaceutical products containing such antibodies, including manufacture and process development. ONO controls and has exclusive rights over the worldwide commercialization of any approved products, including worldwide supply, and is solely responsible for all costs and expenses related to commercialization. ONO has agreed to fund our research and development activities and be responsible for the payment of all costs and expenses for its own research and development activities, which are set out in a mutually agreed upon research plan. We retain all rights to use and commercialize any antibodies that are generated under the collaborative research program, excluding the up to five lead and/or selected antibodies against the targets ONO is pursuing, provided that the use and commercialization is not with respect to the particular target combination.

ONO has agreed to pay an upfront non-refundable payment of €700,000 for the rights granted and we are also eligible to receive an aggregate of €33.7 million in milestone payments upon achievement of specified research and clinical development milestones. For products commercialized under the License Agreement, if any, the Company is eligible to receive a mid-single digit royalty on net sales.